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                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                               Commission File Number: 333-10486

                           For the Month of May 2001


                           Trend Micro Incorporated
                 (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F
                                -----                      ----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                        No  X
                                   -----                    -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------
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Information furnished on this form:

                               Table of Contents


1. Notice of the Issuance of the Bonds with Subscription Warrants pursuant to the "Incentive Plan

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Trend Micro Incorporated


Date: May 10, 2001                           By: /s/ Chang Ming-Jang
                                                 -----------------------
                                                     Chang Ming-Jang
                                                     Representative Director;
                                                     President, Chief Executive
                                                     Officer and Chairman of the
                                                     Board

Press Release
-------------

         Notice of the Issuance of the Bonds with Subscription Warrants pursuant to the "Incentive Plan"


Tokyo, Japan - May 8, 2001 - Trend Micro Inc. (NASDAQ:TMIC, Tokyo TSE:4704), a leading provider of antivirus and Internet content security software, today adopted the following resolutions regarding the issuance of the bonds with subscription warrants at the meeting of the Board of Directors of the Company held on May 8, 2001.

         Pursuant to the Company's "Incentive Plan for the Year 2001," the purpose of the issuance of the bonds with subscription warrants is to grant the subscription warrants to certain directors and employees of the Company as well as to the officers and certain employees of the Company's subsidiaries.

         The summary of the issuance of the bonds with subscription warrants is as follows.

                            Trend Micro Incorporated
The Summary of the Issuance of the Seventh Unsecured Bonds with Subscription Warrants

1.   Name of the bonds
     Trend Micro Incorporated Seventh Unsecured Bonds with Subscription Warrants

2.   Total amount of bonds to be issued
     1.5 billion yen

3.   Price of each bond
     1 million yen

4.   Type of bond
     Only bearer type

5.   Price of bond at issue
     Undecided (It will be decided at the meeting of the Board of Directors to be held between May 16, 2001 and May 18, 2001).
     (Of which, the bond issue price shall be 100 yen. As a tentative rule, subscription warrant issue price shall be 8 to 13 yen, and it will be decided at the meeting of the Board of Directors to be held between May 16, 2001 and May 18, 2001).

6.   Interest rate
     Undecided (As a tentative rule, it shall be 1.0% to 2.0% per year. It will be decided at the meeting of the Board of Directors to be held between May 16, 2001 and May 18, 2001).

7.   Redemption price
     100 yen par value of 100 yen

8.   Term of redemption
     June 4, 2004

9.   Application period
     From May 21, 2001 until May 31, 2001

10.  Date of payment
     June 4, 2001

11.  Subscription method
     Daiwa Securities SMBC Co., Ltd. shall purchase the total amount.

12.  Security, guarantee
     There is no collateral or guarantee, and there is no asset serving as a back up for the bonds.

13.  Special agreements
     "Negative Pledge," "Net profit maintenance," and "Switching bond type from unsecured to secured."

14.  Cancellation of the purchase
     From the day after the date of the issuance, as long as the total value of the shares that can be obtained by then unexercised subscription warrants does not exceed the total value of the outstanding bonds, cancellation of the purchase of the bonds is allowed.

15.  Method and period of interest payment
     (1) From the day after the date of the issuance until the redemption date, the interests will be paid first on December 4, 2001 for all the interest payments due by then, and from thereafter, six-months worth of interest will be paid on every June 4 and December 4.
     (2) If the banks are closed on the day when interests are to be paid, then, the date of interest payment shall be moved to the prior bank business day.
     (3) When paying less-than-six-months worth of interests, interests should be calculated according to the calendar.
     (4)  No interest will be paid after the redemption date.

16.  Place where principal and interest shall be paid
     The Toyo Trust and Banking Co., Ltd., Head Office
     Daiwa Securities SMBC Co., Ltd., Head Office and Osaka Branch Daiwa Securities Co., Ltd., Head Office and Osaka Branch

17.  Underwriting company
     Daiwa Securities SMBC Co., Ltd.

18.  Regarding subscription warrants

     (1) Ratio of the bond to the share obtained by the subscription warrant For every 1 million yen par value bond price, total issue price of par value shares of common stock issuable upon exercise of the subscription warrant shall be granted 100%. Each subscription warrant certificate represents the right to obtain 1 million yen worth of new shares.

     (2) Total amount of the issue price of shares issuable upon exercise of the subscription warrants
          1.5 billion yen

     (3)  Type of shares issuable upon exercise of the subscription warrant
          Par value shares of common stock of the Company (par value per share:
          50 yen)
          Unless the shares issued by the Company are to be non par value shares of common stock, in which case non par value shares shall be issued.

     (4)  Conditions of exercise of the subscription warrants
          Issue price per share ("exercise price") of shares issuable upon exercise of the subscription warrants is undecided. (As a tentative rule, the exercise price shall be the amount which is the closing price per share of the shares of common stock of the Company on the Tokyo Stock Exchange on the day on which the exercise price is decided (if no closing price is reported on such day, the closing price of the immediately preceding such day should be used). It will be decided at the meeting of the Board of Directors to be held between May 16, 2001 and May 18, 2001).
          Number of shares issuable upon exercise of the subscription warrant is as follows:


                                The total value of subscription warrant certificates submitted by the warrantholder for the exercise of the warrant
Number of shares        =        ------------------------------------------------------------------
                                                          Exercise price

          Any fraction less than one share shall be disregarded. The adjustment of the exercise price will take the market-price format.

     (5)  Exercise period of the subscription warrants:
          From May 17, 2002 through May 28, 2004. If bond acceleration occurs, no subscription warrant may be exercised thereafter.

     (6)  Partial exercise of the subscription warrant
          No subscription warrant may be partially exercised.

     (7)  Transfer of the subscription warrants
          Subscription warrant detachable from the bond can be transferred. However, pursuant to the Company's and/or its subsidiary's memorandum, the Company's directors and employees as well as the subsidiary's directors and employees cannot transfer the subscription warrants.

     (8) The portion of the issue price of the shares to be issued upon exercise of the subscription warrant which will not be transferred to stated capital
          The balance of the exercise price (if adjusted pursuant to 18(4) above, the adjusted exercise price) remaining after deduction of the amount to be transferred to stated capital. The amount to be transferred to stated capital shall mean an amount obtained by multiplying the exercise price (if adjusted pursuant to 18(4) above, the adjusted exercise price) by 0.5, with any fraction of one yen occurring as a result of such calculation to be rounded up to a full yen. However, the amount to be so transferred to stated capital for each such share shall not be below the par value of a share of the par value common stock of the Company.

     (9)  Payment in kind
          Not applicable

     (10) Effectiveness of exercise of the subscription warrants
          The exercise of the subscription warrants shall become effective if the certificate evidencing the relevant subscription warrant, documents required for exercise of the subscription warrant and cash payment reach the place for handling payments.

     (11) Dividends payable on shares to be issued upon exercise of the subscription warrants
          Any annual dividend or interim dividend payable on shares issuable upon exercise of the subscription warrants with respect to the Dividend Accrual Period (as defined below), during which the relevant date of exercise falls, shall be paid for the full Dividend Accrual Period as if the exercise had taken effect at the beginning of such Dividend Accrual Period. The "Dividend Accrual Period" means each six-month period ending on June 30 and December 31 in each year.

     (12) Place for accepting the request for exercise of the subscription warrant
          The registered head office of the Company

     (13) Place for handling payments resulting from exercise of the subscription warrant

             The registered head office of The Toyo Trust and Banking Co., Ltd.

        (14) Method of delivery of share certificates
             Share certificates will be delivered by the corporate agency department of The Toyo Trust and Banking Co., Ltd. as soon as after the relevant subscription warrant is exercised. No certificates will be issued for any fractional shares.

     19.  Registration agency
          The Toyo Trust and Banking Co., Ltd.

     20. Any other matters required for the issuance of the Bonds of Subscription Warrants will be decided at a meeting of the Company's board of directors to be held hereafter and entrusted to the representative director of the Company.

     21. The subscription warrants to be issued by the Company will be fully repurchased by the Company from Daiwa Securities SMBC Co., Ltd. Then, they will be partly granted to certain directors of the Company as part of director compensations and partly offered to certain employees of the Company and to the Company's subsidiaries.

Offering of Subscription Warrants for Sale
------------------------------------------

1.   Name of certificates
     Trend Micro Incorporated Subscription Warrants (Seventh)

2.   Holder of certificates to be sold
     Trend Micro Incorporated

3.   Number of certificates to be sold
     1,420

4.   Minimum unit for application
     One certificate

5.   Period during which applications will be accepted
     From May 21, 2001 through May 31, 2001
     (This period has been tentatively fixed but subject to formal decision to be made on the date when the offering price will be decided. The Company expects to monitor the demand for the certificates to be sold during three days from May 16, 2001 to May 18, 2001 and may advance the beginning date of this period, in which case the period will be from May 17, 2001 to May 31, 2001.)

6.   Date of delivery
     June 5, 2001

7.   Place where applications will be accepted
     At the holder of certificates as stated in 2 above

8.   Miscellaneous
     (1) Offering price per certificate, the aggregate offering prices and other details will be decided at the meeting of the Board of Directors to be held between May 16, 2001 and May 18, 2001.
     (2) This offer for sale will be made to certain employees of the Company and to the Company's subsidiaries.


          About Trend Micro, Inc.
          Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold directly, through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our website, http://www.antivirus.com
                                                   ------------------------

For additional information contact:
Mr. Mahendra Negi
Vice President of Administration
phone: +81-3-5334-3635
fax: +81-3-5334-3653
ir@trendmicro.co.jp